UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Qurate Retail, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100

Series B Common Stock: 74915M209

(CUSIP Number)

John C. Malone

c/o Qurate Retail, Inc.

12300 Liberty Boulevard

Englewood, Colorado  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 3, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 74915M100 Series B Common Stock: 74915M209

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 31,114,344 (1),(2) Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 504,840 (3) Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 31,114,344 (1),(2) Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 504,840 (3) Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 31,619,184 (1),(2),(3) Series B Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 7.8% (4) Series B Common Stock: 0%

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 1,313,853 shares of Series A Common Stock, $0.01 par value (the “Series A Common Stock”) of Qurate Retail, Inc., a Delaware corporation (the “Issuer”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and his wife, Leslie Malone (“Mrs. Malone”, and together with Mr. Malone, the “Malones”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)  Includes (i) 21,402 shares of Series A Common Stock pledged to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility, (ii) 800,000 shares of Series A Common Stock pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility and (iii) 376,260 shares of Series A Common Stock pledged to Merrill Lynch in connection with a margin loan facility.

(3) Includes 504,840 shares of Series A Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(4)  Based upon approximately 404.6 million shares of Series A Common Stock and approximately 8.2 million shares of Series B Common Stock, $0.01 par value (the “Series B Common Stock”), of the Issuer that were estimated to be outstanding, in each case, on June 3, 2021, as reported by the Issuer in its Current Report on Form 8-K, dated June 4, 2021, filed with the Securities and Exchange Commission on June 4, 2021 (the “8-K”), based on 379,563,326 shares of Series A Common Stock and 29,353,492 shares of Series B Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 7, 2021, as adjusted for the consummation of the transactions described in the 8-K. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 6.5% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above. See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

This statement on Schedule 13D relates to the Series A Common Stock, $0.01 par value (the “Series A Common Stock”) and Series B Common Stock, $0.01 par value (the “Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”) of Qurate Retail, Inc., a Delaware corporation (the “Issuer” or “Qurate Retail”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone”), on July 18, 2008, as amended by Amendment No. 1 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on September 1, 2009, Amendment No. 2 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on January 7, 2010, Amendment No. 3 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on October 3, 2011, Amendment No. 4 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on November 14, 2016, Amendment No. 5 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on April 7, 2017, Amendment No. 6 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on March 16, 2018 and Amendment No. 7 to the statement on Schedule 13D/A filed with the SEC by Mr. Malone on May 20, 2021 (“Amendment No. 7” and, collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 8 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information contained in Item 4 of this Statement is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

On June 2, 2021, the Issuer delivered written notice to Mr. Malone to exercise the Call Right and to pay the per share purchase price required by the Call Agreement (the “Call Price”) in shares of Series A Common Stock. The Call Price required by the Call Agreement is a per share price equal to the lower of (x) the $14.00 per share price stated in the offer delivered to the reporting person by Mr. Gregory B. Maffei on May 18, 2021 or (y) 110% of the average closing prices of a share of Series A Common Stock for the 30 consecutive trading days ending on May 17, 2021 (with the price calculated pursuant to clause (y) equal to $13.62 per share). On June 3, 2021, the Malone Group and the Issuer entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”) to effect the closing of the Call Right exercise, pursuant to which the Malone Group transferred to the Issuer an aggregate of 27,655,931 shares of Series B Common Stock, and in exchange (the “Exchange”) the Issuer issued to the Malone Group an aggregate of 30,421,522 shares of Series A Common Stock. Under the terms of the Call Agreement, the aggregate Call Price converts into an equivalent ratio of 1.1 shares of Series A Common Stock for each share of Series B Common Stock with the aggregate number of shares of Series A Common Stock issued to each member of the Malone Group rounded down to the nearest whole share.

The Stock Exchange Agreement is filed as Exhibit 7(a) to this Amendment and is incorporated by reference herein. The foregoing description of the Stock Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Exchange Agreement.

Mr. Malone holds and has acquired the shares of Series A Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a lass of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Malone is a director of the Issuer. As a result, Mr. Malone regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  Mr. Malone beneficially owns 31,619,184 shares of Series A Common Stock (including (x) 1,313,853 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership, and (y) 504,840 shares held by two trusts (the “Trusts”) (over which Mr. Malone has a right of substitution) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 7.8% of the outstanding shares of Series A Common Stock.

The foregoing percentage interest and the following voting power percentage are based upon approximately 404.6 million shares of Series A Common Stock and approximately 8.2 million shares of Series B Common Stock that were estimated to be outstanding, in each case, as of June 3, 2021, as reported by the Issuer in its Current Report on Form 8-K, dated June 4, 2021, filed with the SEC on June 4, 2021 (the “8-K”), based on 379,563,326 shares of Series A Common Stock and 29,353,492 shares of Series B Common Stock outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 7, 2021, as adjusted for the consummation of the transactions described in the 8-K. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 6.5% of the voting power with respect to the general election of directors of the Issuer.

(b)  Mr. Malone, and, to his knowledge, the LM Revocable Trust, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Common Stock. The Trusts hold 504,840 shares of Series A Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series A Common Stock held by the Trusts.

(c) On May 24, 2021, 3,756 shares of Series A Common Stock previously held by a 401(k) savings plan for the benefit of Mr. Malone were distributed to Mr. Malone and are now owned directly. Other than as stated herein, neither Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Trusts, has executed any transactions in respect of the Common Stock since Amendment No. 7 to the Statement was filed with the SEC on May 20, 2021.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Of the shares of Common Stock beneficially owned by Mr. Malone, as of June 4, 2021, 21,402 shares of Series A Common Stock are pledged to Fidelity Brokerage Services, LLC (“Fidelity”), 800,000 shares of Series A Common Stock are pledged to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 376,260 shares of Series A Common Stock are pledged to Merrill Lynch in connection with margin loan facilities. In addition, as of June 4, 2021, 39 shares of 8.0% Series A Cumulative Redeemable Preferred Stock (the “Preferred Stock”) of the Issuer are pledged to Fidelity, 722,367 shares of Preferred Stock are pledged to Merrill Lynch and 27,357 shares of Preferred Stock are pledged to Merrill Lynch in connection with margin loan facilities.

The information contained in Item 4 of this Statement is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

7(a)	Stock Exchange Agreement, dated June 3, 2021, among John C. Malone, Leslie A. Malone, The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Tracy M. Neal Trust A, The Evan D. Malone Trust A and Qurate Retail, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2021

/s/ John C. Malone
John C. Malone

[Signature Page to JCM Amendment No. 8 to Qurate Retail, Inc. 13D]

EXHIBIT INDEX

7(a)	Stock Exchange Agreement, dated June 3, 2021, among John C. Malone, Leslie A. Malone, The John C. Malone 1995 Revocable Trust, The Leslie A. Malone 1995 Revocable Trust, The Tracy M. Neal Trust A, The Evan D. Malone Trust A and Qurate Retail, Inc.